Incorporated in the Cayman Islands

Meten EdtechX Education Group Ltd.

This is to certify that [Name of shareholder]
[Address]

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
[•]	**Ordinary**	**USD** **0.0001**
Date of Record	Certificate Number	% Paid
[•]	[•]	[•]

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

______________________ Director ______________________ Director / Secretary